

March 5, 2013

Via E-mail
Cameron D. MacDougall
General Counsel - Fortress Private Equity
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re:**   **New Residential Investment Corp.**
> **Form 10-12B/A**
> **Filed February 14, 2013**
> **File No. 001- 35777**

Dear Mr. MacDougall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 7 of our letter dated January 31, 2013 and your revised disclosure that your underwriting assumptions projected a weighted average internal rate of return ("IRR") of 18% for the Excess MSRs you owned as of September 30, 2012, and this portfolio has performed better than your underwriting assumptions. Please tell us how you calculated the IRR for your existing portfolio. In addition, given the limited operating history of your portfolio, please tell us why you believe this disclosure is appropriate. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

RMBS, page 76

2. We note your response to comment 3 from our letter dated January 31, 2013 and your revised disclosure. Please further clarify, if true, that all of your non-Agency RMBS are within the scope of ASC 325-40. If they are not, please provide us with the details of how you determined that your non-Agency RMBS did not meet the scope requirements of ASC 325-40.

Initial Portfolio, page 79

3. We note your response to comment 5 from our letter dated January 31, 2013. You state that the investments subsequent to September 30, 2012 are structured as equity method investments. Please expand your disclosure to clarify if the entities in which you hold/will hold these investments have been formed; if so, disclose the details including the date of formation and other material terms. Please also tell us how you considered Rule 3-05 of Regulation S-X when considering any financial statement requirements for the acquisition of the equity method investments subsequent to September 30, 2012.

4. We note your response to comment 5 from our letter dated January 31, 2013. Please update the tables containing excess MSR investments made subsequent to September 30, 2012 to disclose the data as of December 31, 2012, if available. Also, we note that you have not broken down the information on the loans underlying these Excess MSRs by pools which is inconsistent with the presentation on page 103; please advise or revise. Lastly, throughout your filing and specifically above this table, clearly disclose your economic interest in the Excess MSR investments made/agreed to subsequent to September 30, 2012; for example, you will only hold a 50% investment in an entity that is expected to acquire a 67% interest in Excess MSRs related to the loans disclosed for Transaction 1.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

5. We note your response to comment 8 from our letter dated January 31, 2013. We will continue to monitor future amendments for the presentation of New Residential's new capital structure and pro forma per share data once the distribution ratio has been determined.

6. We note that you have reflected your agreement to invest approximately $340 million for a 50% interest in an equity method investee in your pro forma balance sheet. Please additionally address the following points regarding this agreement:

- We note your disclosure on page 7 that the transaction is subject to regulatory and third party approval and that there can be no assurance that you will complete this investment as anticipated or at all. Please expand your disclosure on page 7 to further explain the approvals that are still required to complete the investment and discuss the probability of not completing the investment.
- Please revise your disclosure on page F-2 to clarify that you believe this investment is probable, if true, or tell us why you believe it is appropriate to include the entire agreed upon investment in your pro forma statements. We may have further comment.
- Revise the narrative on page 2 to disclose the amount of the agreed upon investment that has closed.
- Notwithstanding our point above regarding appropriateness of including the entire investment in the pro forma statements, revise the pro forma balance sheet to present an additional column to breakout the adjustment between the amounts that have closed and amounts still pending.
- Tell us how you determined that this investment does not meet the requirements for consolidation; clarify if the investee is a VIE and the guidance you relied upon.

7. We continue to consider why you have not included any adjustments to your pro forma statements of operations for the outcome of any material transactions reflected in your statements as if they occurred at the beginning of the periods presented. Please explain further and specifically address the acquisition of your initial RMBS in the third quarter of 2012 and the pools of Excess MSRs acquired in 2012.

Note 7. Fair Value of Financial Instruments, page F-22

8. We note your response to comment 10 from our letter dated January 31, 2013. Regarding the disclosure of delinquency rates and excess mortgage servicing amounts, please clarify what is meant by "recent" and why you believe the historical time period you used is most appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP